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                                                                   March 8, 2005



Jeffrey Riedler
Assistant Director
Division of Corporate Finance
Office of Small Business Operations
Securities and Exchange Commission
450 5th Street, N.W.- Mail Stop 3-09
 Washington, D.C. 20549

Attn: Sonia Barros

      RE:    Xact Aid, Inc.
             Amendment No. 1 to Registration Statement on Form SB-2, filed January 27, 2005
             File no. 333-120807

Dear Ms. Barros:

      Xact Aid, Inc. a Nevada corporation, has today filed amendment no. 2 to the above-referenced registration statement. This letter responds to your letter dated February 23, 2005 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission.

     RESPONSES

1. After review of Item 2. on Form 8-K, we concluded that the spin-off was not a From 8-K event because such assets comprised less than 10% of the total assets of Addison-Davis (QT 5) on a consolidated basis.

2. We have updated the financial statements as required by Rule 310(g) of Regulation S-B.

3. The Xact Aid assets and business was acquired from QT 5, Inc., our parent company, on November 15, 2004 in anticipation of a spin-off from QT 5, Inc. As part of the consideration for the assets acquired, we assumed a promissory note from QT 5, Inc. issued to Xact Aid Investments and repaid QT 5, Inc. $191,682 advanced by QT 5, Inc. for start-up and operating capital.

4. The summary has been revised to reflect accurate figures from the audited financials.

5.    We have added the referenced disclosure.

6.    We have added the referenced disclosure.

7. Information pertaining to Mark Levine included in section as advised in comment.

8. As disclosed in footnote 1 to the Selling Shareholders table, "each of the secured convertible notes and the share purchase warrants contains a contractual restriction on beneficial share ownership. It provides that the holder may not convert the secured convertible note, or exercise the warrant, to the extent that the conversion of the debenture, or the exercise of the warrants, as the case may be, would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our then issued and outstanding shares of common stock." Accordingly, ownership for Mr. Ribotsky, is capped at 4.99%.

9. Xact Aid, Inc. was formed in the State of Nevada on April 19, 2004. On April 30, 2004 we issued One Thousand (1,000) shares of our common stock (representing all of our issued and outstanding common shares) to Addison-Davis Diagnostics, Inc. (F.K.A. QT 5, Inc.)

10.   We will file such agreement with our amended Form SB-2.

11.   We have added the disclosure.

12. We have added the disclosure. See Revenue Recognition and Notes to Financial Statements.

13.   Note 6 to June 30, 2004 Financial Statements (1st Paragraph) should read :
      "......management believes that the Company's current cash of $308,911, together with the anticipated receipt of the additional gross proceeds of $300,000 in connection with the November 2004 Callable Note financing and the Company's anticipated revenues should be sufficient...." (2nd
      Paragraph) should read: ".....In addition, management believes they have the ability to raise additional funds...."

      Liquidity and Capital Resources section - 5th Paragraph

            " Our cash requirements of approximately $975,000 for the twelve month period commencing January 1, 2005 will be provided to us from our $81,190 cash balance as at December 31, 2004, the remaining $300,000 gross proceeds anticipated to be received in connection with the 10% Callable Notes financing, revenues anticipated to commence during the latter part of the calendar quarter ended March 31, 2005 or early part of the calendar quarter ended June 30, 2005 and additional financing as and if required. We believe we have the ability to secure additional financing in the gross amount of approximately $800,000 to fund additional cash flow requirements, if necessary.

14.   Audit report has been provided with a revised date.

15.   This has been addressed

16. Auditor's report has been restated to identify the revision made in the updated financial.

17.   All statements have been updated to comply with item 310(b) of Regulation
      S-B.

18. Language included indicating that the Company does not reflect or recognize the fair value of uncompensated, contributed services provided by officers or directors.

      Also, inserted were the following changes to Executive Compensation section - Remuneration Of Directors and Officers:

            From Inception of the Company (April 19, 2004) through December 31, 2004, compensation to CEO Federico G. Cabo was $15,000 salary in accordance with his employment agreement. Although Fred DeLuca is not an executive officer, he serves as Secretary of the Company. His compensation from Inception of the Company (April 19, 2004) through December 31, 2004 was $12,500 in cash in accordance with a consulting agreement between Mr. DeLuca and the Company which commenced October 15, 2004 and is attached as an Exhibit hereto.

      There is no standard or individual compensation package for any of the directors, and the Company does not recognize the fair value of uncompensated, contributed services provided by directors.

      Also; see "Organization" - "Our Business" - changes to narrative in paragraph

19. Note 4 to the financial statements has been revised to disclose the Company lease obligation.

20. The financials have been revised to proper record the liability to the parent Company as of June 30, 2004. 21. This has been addressed.

22.All SEC inquires have been carried forward to the subsequent financial statements.

23.Statement of operations has been revised to correct any inconsistencies in the weighted average disclosed.

24.   This has been addressed

25.The Company has updated their financials to comply with item 310(b) of Regulation S-B. Financials statements have been revised to address comments issued by the SEC.

                                 ***************

      We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.


                                                     Very truly yours,


                                                     Darrin M. Ocasio, Esq.